FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated October 24, 2005 announcing the release by Excel Maritime Carriers Ltd. (the "Company") that it will release its third quarter 2005 results for the period ending September 30th, 2005 after the close of the market on Thursday, November 3rd, 2005 and that on Friday, November 4th, 2005 at 8:30am EST, the Company's management will host a conference call to discuss the results.

ADDITIONAL INFORMATION

          None.

Exhibit 1

[Logo]

Contact:
Investor Relations / Financial Media:   Company:
Nicolas Bornozis                        Christopher Georgakis
President                               Chief Executive Officer
Capital Link, Inc.                      Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536            67 Akti Miaouli Street
New York, NY 10160, USA                 185 38 Piraeus, Greece
Tel:  (212) 661-7566                    Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                     Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com       E-Mail: info@excelmaritime.com
        -------------------------               ----------------------
        www.capitallink.com                     www.excelmaritime.com
        -------------------                     ---------------------

Excel Maritime Carriers Announces Third Quarter 2005 Results Release Date, Conference Call and Webcast

Earnings Release: Thursday, November 3rd, 2005, After the Market Closes

Conference Call and Webcast: Friday, November 4th, 2005, at 8:30am EST

PIRAEUS, GREECE, October 24, 2005 - Excel Maritime Carriers (NYSE: EXM) announced today that it will release its third quarter 2005 results for the period ending September 30th, 2005 after the close of the financial markets on Thursday, November 3rd, 2005. On Friday, November 4th, 2005 at 8:30am EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111(from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote "Excel Maritime". In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote "Excel Maritime".

A telephonic replay of the conference call will be available until November 10th, 2005 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK)
or 44 1452 550 000 (from outside the US). Access Code: 1838801 #

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website
(www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. As of September 15th, 2005 Excel's shares trade on the New York Stock Exchange (NYSE) under the same symbol - EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated: October 26, 2005                 By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer

02545.0001 #612190